July 7, 2008

Laura Hatch

Staff Accountant

Division of Investment Management

Linda Stirling

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Nos. 333-150950, 811-22153, Form N-14.  Reorganization of the Kelmoore Strategy Fund, Kelmoore Strategy Eagle Fund and the Kelmoore Strategy Liberty Fund (the "Kelmoore Funds"), each a series of Kelmoore Strategic Trust, with and into the Dunham Monthly Distribution Fund, a series of Dunham Funds.

Dear Ms. Hatch and Ms. Stirling:

On May 15, 2008, Dunham Funds (the "Registrant"), on behalf of the Dunham Monthly Distribution Fund (the “Fund”), a series of the Registrant, filed a registration statement under the Securities Act of 1933 on Form N-14.  On June 30, 2008, Ms. Hatch provided oral comments.  Please find below the Registrant's responses to those comments.  Several typographical and grammatical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized Ms. Hatch's comments.

1.

Comment.  Please re-number and consolidate the footnotes which accompany the tables entitled  Comparison of Shareholder Fees and Comparison of Annual Operating Expenses.

Response.  The footnotes have been re-numbered and consolidated such that they follow at the end of the second table.

2.

Comment.  Please add brackets to numbers representing a fee waiver/and or reimbursement in the table entitled Comparison of Annual Operating Expenses.

Response.  Brackets have been added to the two numbers representing a fee waiver/and or reimbursement such that they are presented as (0.11%) and (0.11%).

3.

Comment.  Please expand the last footnote which accompanies the table entitled Comparison of Annual Operating Expenses such that a range of management fees is presented.

Response.  The following disclosure has been added to the last footnote which accompanies the table entitled Comparison of Annual Operating Expenses.

The Advisor's fee is 0.65% of average net assets and the Sub-Advisor's fee is a performance-based fulcrum fee composed of a base fee of 0.50% of average net assets plus or minus 0.50% of average net assets.  Consequently, total Management Fees will vary from a minimum of 0.65% to a maximum of 1.65% of average net assets.

4.

Comment.  Please describe in greater detail the Kelmoore Funds' Board's conclusions with respect to the increased Class A sales load and increased management fees in reaching their decision to approve the reorganization under the section entitled REASONS FOR THE REORGANIZATION.

Response.  The following modifications and additions, as indicated, were made to the registration/proxy statement in response to comments from Ms. Stirling. Expenses are generally addressed in the subsection entitled "Expenses".

REASONS FOR THE REORGANIZATION

At a meeting held on May 2, 2008, the Board of Trustees of the Trust unanimously voted that the proposed Reorganizations would be in the best interests of each Kelmoore Fund and its shareholders and that the interests of the shareholders would not be diluted.  At this meeting, representatives of the Advisor provided, and the Board of Trustees reviewed, detailed information about the proposed Reorganization.  The representatives provided information to the Board of Trustees concerning: (i) the specific terms of the Reorganizations, including information regarding comparative expense ratios; (ii) the proposed plans for ongoing management, distribution and operation of the Kelmoore Funds and the Dunham Fund; and (iii) the impact of the Reorganizations on the Kelmoore Funds and their shareholders.

Before approving the Reorganizations, the Board of Trustees examined all factors that it considered relevant.  In connection with its deliberations, the Board of Trustees inquired into a number of matters and considered a variety of factors related to the proposed Reorganization, including, but not limited to the following:

Services

a.

The nature, extent, and quality of the services provided by Kelmoore and to be provided by Dunham;

b.

The service features and investment options available to shareholders of the Acquired Funds and the Acquiring Fund;

c.

The decision by Dunham to hire a qualified third-party in a sub-advisory capacity.

With respect to the quality of services to be provided under the new advisory agreement, the Board considered, among other things, the background and experience of Dunham's senior management and the expertise of, and amount of attention expected to be given to the Acquiring Fund by, investment analysts and both junior and senior investment personnel of Dunham.  The Board also reviewed the qualifications, background and responsibilities of the team members primarily responsible for day-to-day portfolio management services for the Acquiring Fund. The Board concluded that it was satisfied with the quality of the investment advisory services anticipated to be provided to the Acquiring Fund by Dunham, and that there was a reasonable basis on which to conclude that the quality of investment advisory services to be provided by Dunham under the new advisory agreement should equal or exceed the quality of investment advisory services provided by Kelmoore under the current advisory agreement.

Investment Performance and Compatibility

d.

The investment performance of each Acquired Fund and the Acquiring Fund, if operational, and the investment performance of Kelmoore and Dunham generally;

e.

The compatibility of the investment objectives, policies and restrictions of the Acquired Funds and the Acquiring Fund, which will be a new series organized to substantially match the Acquired Funds’ objectives, policies and restrictions;

f.

The past changes in asset levels of the Acquired Funds, and the potential benefits to Acquired Funds’ shareholders from the Acquired Funds’ access to the potentially larger distribution network and capability of the Acquiring Fund;

Through the Reorganization, the Board concluded that shareholders will be invested in an Acquiring Fund with similar objectives and strategies to those of the Acquired Funds.  As a result, the Board noted that the style and risk/return profile of the Acquiring Fund will remain comparable to those of the shareholders’ current investment.  While aware that past performance is not necessarily indicative of future results, the Board concluded that the historical performance of the registered investment companies and institutional accounts advised by Dunham compared favorably in relation to similar portfolios, and that it was reasonable to believe that Dunham would provide satisfactory performance in the future.

Expenses

g.

The costs of the services to be provided and profits to be realized by Dunham and its affiliates from their relationship with each Acquired Fund;

h.

The extent to which economies of scale may be realized;

i.

Whether fee levels may reflect any economies of scale for the benefit of an Acquired Fund’s investors;

j.

The anticipated effect of the Reorganization on per-share expenses, both before and after waivers, of the Acquired Funds;

k.

The expense ratios and available information regarding the fees and expenses of the Acquiring Fund;

l.

That the expenses of the Reorganization would ~~not~~ be borne partially by the Acquired Funds’ shareholders;

The Board concluded that the larger net asset size of the Acquiring Fund may permit the Acquiring Fund to achieve certain economies of scale as certain costs can be spread over a larger asset base, and the larger Acquiring Fund may achieve greater portfolio diversity and potentially lower portfolio transaction costs.

Benefits to Kelmoore and Dunham

m.

Any benefits derived by Kelmoore or to be derived by Dunham from its relationship with each Acquired Fund such as soft dollar arrangements;

The Board concluded that the ancillary benefits that Dunham could be expected to receive with regard to providing investment advisory and other services to the Acquiring Fund, such as those noted above, were not unreasonable.

No Dilution and Tax-Free Transaction

n.

The terms and conditions of the Reorganization and that no dilution of shareholder interests is expected;

o.

The favorable U.S. federal tax consequences of the Reorganization;

p.

The absence of unfavorable other indirect tax consequences of the Reorganization;

The Board concluded that the Reorganization provides for a transfer of substantially all the assets and certain stated liabilities of Acquired Funds in exchange for shares of Acquiring Fund that is intended to be a tax-free reorganization under Section 368(a)(1) of the Code. The Board noted that the shareholders will receive Acquiring Fund shares equivalent to the aggregate net asset value of their Acquired Fund shares, and will pay no federal income tax on the transaction.

Dunham’s Reputation and Possible Alternatives

q.

The reputation, financial strength and resources of Dunham and its affiliates, and its expressed plans for the Acquired Funds after the proposed Reorganization;

r.

The realistic alternatives of either a sale of Kelmoore’s advisory business or the liquidation of the Acquired Funds in the absence of a sale to Dunham; and

s.

The future prospects of the Acquired Funds if the proposed Reorganization was not effected, and the effects on the Acquired Funds of the resulting delay.

The Board of Trustees determined that the Reorganizations are in the best interests of each Kelmoore Fund's shareholders.  On the basis of the information provided to the Board of Trustees and its evaluation of that information, the Board recommends that the shareholders of each Kelmoore Fund approve the Reorganization.

5.

Comment.  Please disclose which shareholder report (semi-annual or annual), that is currently available, discusses factors considered by the Board of Trustee of the Kelmoore Funds in approving or renewing the advisory agreement with the Funds' advisor.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled FUND MANAGEMENT Kelmoore Funds The Investment Advisor.

A discussion regarding the factors considered by the Board of Trustees of the Trust in renewing the prior investment advisory agreement between the Trust and the Advisor on behalf of each Kelmoore Fund is included in the Trust's Semi-Annual Report to shareholders for the semi-annual period ended June 30, 2007.

6.

Comment.  Please expand the table describing the Dunham Fund's management fees such that the Advisor and Sub-Advisor fees are presented together.

Response.  The above referenced disclosure has been modified to read as follows under the section entitled Dunham Fund The Investment Adviser in the registration/proxy statement.

The Fund pays Dunham a management fee for its services as advisor and a sub-advisory fee to Westchester for its services as sub-advisor.

Fund	Fees as Percentage of Fund's Average Daily Net Assets For Class A and C Shares
Dunham Monthly Distribution Fund (Pro Forma1)	0.65% Advisory plus 0.50% + or -0.50% Sub-Advisory

7.

Comment.  Please explain the appropriateness of the fulcrum fee performance index.

Response.  The following disclosure modifies the registration/proxy statement footnote following the table describing estimated advisory and sub-advisory fees (management fees) for the Kelmoore Funds assuming the proposed fulcrum fee was in place for the fiscal year ended December 31, 2007.  We believe the Merrill Lynch 90-Day T-bill Index plus 2.75% is an appropriate index of security prices to be used in the fulcrum fee arrangement because (1) the performance of the Fund is dependant upon the Sub-Advisor's stock selection and market risk hedging strategy and less so upon systematic or economic factors and (2) the historical performance of the Merrill Lynch 90-Day T-bill Index plus 2.75% closely tracks the level of the Prime Rate upon which the Fund's monthly distribution policies are based.

*  The estimated fee assumes the Advisor Fee of 0.65% and the Sub-Advisor Base Fee of 0.50% adjusted plus/minus 0.50% based on performance of the Fund.  Rolling 12 month performance of the Fund is compared to the ~~Prime Rate~~ Merrill Lynch 90-Day T-Bill Index plus 2.75% over the same measurement period.  For calculation purposes, the average total management fee was applied to the average net assets to derive the estimated management fee in dollars.

8.

Comment.  Please provide dollar amount details as to how the expenses of the reorganization will be shared under the section entitled Costs of Reorganization.

Response.  The following disclosure modifies the registration/proxy statement.

The costs of proxy solicitation; proxy printing, postage and processing; legal review by legal counsel to the Trust of the proxy statement portion of Form N-14 and the provision of a tax opinion by legal counsel ~~(totaling approximately $[-----])~~ , which are estimated, will be paid by Kelmoore Strategic Trust and ~~[~~Kelmoore Investment Company, Inc.~~].~~  Kelmoore Strategic Trust will pay approximately $50,000 and Kelmoore Investment Company, Inc. will pay approximately $50,000.  Other expenses incurred in connection with preparing this Proxy Statement/Prospectus and its enclosures, including legal and accounting fees, which are estimated to be $60,000  ~~(totaling approximately [___]~~ will be paid by Dunham & Associates Holdings, Inc..  All the reorganization expenses will be paid whether or not shareholders approve the Reorganizations.

9.

Comment.  Please include the estimated costs of reorganization to be borne by the Kelmoore Funds in the Capitalization table and modify the "Adjustment for Shares Outstanding" entry for consistency with proforma financial statements.

Response.  The capitalization table will be modified accordingly.

10.

Comment.  Please edit item l. under the section entitled REASONS FOR THE REORGANIZATION Expenses to indicate that the Kelmoore Funds will bear some of the reorganization expenses.

Response.  The requested modification has been made and is included in the response to comment number four above.

11.

Comment.  Please amend the Financial Highlights tables for Class A and Class C shares of each of the Kelmoore Funds to add and amend the ** footnote to the total return for the year ended December 31, 2006 to further explain the reasons for the "payment from affiliate" and indicate what the total return would have been if no such payment had been made.

Response.  The ** footnote has been added to the total return entry for each Financial Highlights table and the following has been added to each Financial Highlights ** footnote.

The payment from affiliate represents a reimbursement by the Adviser of brokerage commissions earned by the Adviser but improperly disclosed to Fund shareholders.  If this payment had not been made the total return would have been __%.

12.

Comment.  Do the Kelmoore Funds have any plans to dispose of assets in connection with the reorganization?

Response.  The Funds do not have any plans to dispose of assets or restructure the composition of the Funds' portfolios of securities as part of the reorganization.

13.

Comment.  Please add a line item to the Liabilities portion of the Pro-Forma Statement of Assets and Liabilities to show the portion of the reorganization expenses to be borne by each Fund.

Response.  Such a line item has been added.

14.

Comment.  Please assure NAV consistency between the proforma financial statements and the capitalization table.

Response.  The proforma financial statements and the capitalization table will be adjusted to assure consistent NAV presentations.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Best regards,

/s/ Parker D. Bridgeport
Parker D. Bridgeport

Parker.Bridgeport@ThompsonHine.com   Phone 614.469.3238   Fax 614.469.3361